EXHIBIT 99.18

NEWS RELEASE DATED JUNE 3, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	June 3, 2010

TASMAN JOINT VENTURES IRON PORTFOLIO TO SCANDINAVIAN RESOURCES LTD

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF.  Mr Mark Saxon, President and CEO, is pleased to announce the successful negotiation of a Joint Venture with Scandinavian Resources Ltd (ASX:SCR) covering four (4) iron ore claims (“the Claims”) held by Tasman in the Kiruna district of Sweden.  The Joint Venture ensures exploration continues on these high merit projects, realizes immediate value for Tasman through cash and share payments, and allows Tasman to focus on its rare earth element (REE) portfolio.

Scandinavian Resources Ltd is an Australian Stock Exchange (ASX) listed, well financed, Scandinavian focused mineral exploration company, specializing in iron ore.  Tasman’s exploration claims that are subject of this Joint Venture lie adjacent to or are surrounded by Scandinavian Resources Ltd’s claims, and together form a natural fit for ongoing exploration.  Scandinavian Resources Ltd’s strategy in the Kiruna district is to aggregate sufficient iron projects to assess mining opportunities utilizing existing, and/or or building new, rail and port facilities.

The Joint Venture Agreement signed with Scandinavian Resources Ltd covers the Sautusvaara nr 1, Vieto nr 1, Harrejaure nr 1, Laukujarvi nr 3 claims that total 7078 ha.  The Claims lie within the Kiruna iron ore district, home to the world class Kiruna and Malmberget iron ore mines (owned by Swedish state company LKAB) having produced in excess of 1.5 billion tonnes at over 60% Fe.  The portfolio includes projects with NI 43-101 compliant indicated and inferred resources, and high grade Fe - low P prospects with potential to provide direct shipping ore.  Further information can be found within a NI43-101 report titled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties” prepared by Geoffrey Charles Reed from ReedLeyton Consulting dated 1 May 2009, located at http://www.tasmanmetals.com/s/43-101.asp.

Terms of the Joint Venture are as follows:

1.	Scandinavian Resources Ltd will issue Tasman with 588,236 fully paid ordinary shares and pay to Tasman the sum of AU$33,333;

2.
Within 10 business days of renewal of claim Sautusvaara nr 1, Scandinavian Resources Ltd will issue Tasman with fully paid ordinary shares to the value of AU$50,000, pay to Tasman the sum of AU$16,667 and reimburse Tasman for the Mining Inspectorate renewal fees for Sautusvaara nr 1;

3.
Scandinavian Resources Ltd must spend a minimum of AU$175,000, within 12 months prior to being entitled to withdraw.  Should Scandinavian Resources Ltd withdraw after meeting the minimum expenditure, they shall have no further interest in the Claims;

4.	Tasman grants to Scandinavian Resources Ltd the exclusive right to earn a 51% interest in the Claims by spending $750,000 AUD on exploration prior to 30 June 2013;

5.	Scandinavian Resources Ltd may earn a further 24% interest in the Claims by spending a further $500,000 on exploration prior to 30 June 2014;

6.
Scandinavian Resources Ltd may earn a further 15% interest in the Claims by sole funding a feasibility study on at least one Claim prior to 30 June 2018, including a minimum spend of $100,000 per annum;

“Tasman’s corporate focus is firmly on the exploration and development of its European REE assets, in particular the Company’s Norra Karr project in south central Sweden” said Mark Saxon, Tasman’s President & CEO.  “The Company has chosen to share exploration risk and ensure exploration is advanced on non-core iron ore projects by joining with a partner holding adjacent iron ore projects.  The acquisition of this advanced iron ore portfolio places Scandinavian Resources at the forefront of iron ore exploration in Sweden.  We look forward to working with Scandinavian Resources’ highly experienced management team, and taking our place as one of Scandinavian Resources top 10 shareholders.”

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.